BEMAX INC.

December 15, 2016

H. Roger Schwall
Assistant Director
US Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Bemax Inc.
Registration Statement on Form S-1
Filed November 18, 2016
File No. 333-214725

Mr. Schwall:

Because it cannot, at this time, complete the contemplated private placement of shares of its common stock pursuant to the Equity Purchase Agreement, the Company withdraws its referenced Registration Statement. No securities were sold in connection with this offering covered by this Registration Statement. Also, in anticipation of reliance on Rule 155(c), Bemax Inc. may undertake a subsequent private offering of its securities.

Very Truly Yours

Taiwo Aimasiko, President